As filed with the Securities and Exchange Commission on February 9, 2017
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________________________________________________

NOODLES & COMPANY
(Exact name of registrant as specified in its charter)
_____________________________________________________________

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	84-1303469 (I.R.S. Employer Identification Number)
_____________________________________________________________

520 Zang Street, Suite D
Broomfield, CO 80021
(720) 214-1900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_____________________________________________________________

Dave Boennighausen
Interim Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021
(720) 214-1900
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
_____________________________________________________________

Copies to:
Andrew L. Fabens Steven R. Shoemate Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Paul A. Strasen Executive Vice President, General Counsel & Secretary Noodles & Company 520 Zang Street, Suite D Broomfield, CO 80021 (720) 214-1900	Colin J. Diamond White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200
_____________________________________________________________
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1) (2)	AMOUNT OF REGISTRATION FEE
Class A Common Stock, par value $0.01 per share	$36,800,000.00	$4,265.12

(1) Includes shares of our Class A common stock that the underwriter may purchase pursuant to its option to purchase additional shares of our Class A common stock. See “Underwriting.”
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to such section 8(a) may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2017

PRELIMINARY PROSPECTUS

$32,000,000

Noodles & Company

Class A Common Stock

We are offering $32,000,000 of shares of our Class A Common Stock, par value $0.01 per share (our “Class A common stock”). The offering price is $ per share of Class A common stock. Our Class A common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol NDLS. The last reported sales price of our Class A common stock on February 8, 2017 was $4.40 per share.

Noodles & Company is an “emerging growth company” as defined under the federal securities laws and, as such, may continue to elect to comply with certain reduced public company reporting requirements in future reports.

Investing in our Class A common stock involves a high degree of risks. Please read “Risk Factors” beginning on page 6 of this prospectus as well as the risk factors and other information in any documents we incorporate by reference into this prospectus. See “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1) We refer you to “Underwriting” beginning on page 21 of this prospectus for additional information regarding total underwriter compensation.

Delivery of the shares of Class A common stock is expected to be made on or about , 2017. We have granted the underwriter an option for a period of 30 days to purchase an additional $4,800,000 of shares of our Class A common stock. If the underwriter exercises the option in full, the total underwriting discounts and commissions payable by us will be $ , and the total proceeds to us, before expenses, will be $ .

Jefferies

Prospectus dated , 2017

Neither we nor the underwriter has authorized anyone to provide you with any information or to make any representations other than that contained or incorporated by reference into this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriter are making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock and the information in any free writing prospectus that we may provide to you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: We have not and the underwriter has not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding whether or not you should invest in shares of our Class A Common Stock. You should read the entire prospectus carefully, including the section of this prospectus entitled “Risk Factors” and the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 29, 2015, and all other information included or incorporated herein by reference in this prospectus in its entirety (including our consolidated financial statements and the related notes) before you decide whether to invest in shares of our Class A Common Stock.

In this prospectus, “Noodles & Company,” “Noodles,” “we,” “us”, “our” and the “Company” refer to Noodles & Company, a Delaware corporation, and, where appropriate, its subsidiaries, unless expressly indicated or the context otherwise requires. We refer to our Class A Common Stock, par value $0.01 per share, as our “Class A common stock,” unless the context otherwise requires. We refer to our Class B Common Stock, par value $0.01 per share, as our “Class B common stock,” unless the context otherwise requires. We refer to our Class A common stock and our Class B common stock together as our “common stock.” The rights of the holders of our Class A common stock and our Class B common stock are identical in all respects, except that our Class B common stock does not vote on the election or removal of directors unless and until converted on a share for share basis into Class A common stock. We refer to our Preferred Stock, par value $0.01 per share, as our “preferred stock,” unless the context otherwise requires.

Overview
Noodles & Company is a restaurant concept offering lunch and dinner within the fast casual segment of the restaurant industry. We opened our first location in Denver, Colorado in 1995, offering noodle and pasta dishes, staples of many cuisines, with the goal of delivering fresh ingredients and flavors from around the world under one roof. Today, our globally inspired menu includes a wide variety of high quality, cooked-to-order dishes, including noodles and pasta, soups, salads and appetizers, which are served on china by our friendly team members. We believe that we offer our customers value, with per person spend of $8.68 for the fiscal year ended January 3, 2017. As of January 3, 2017, we had 457 company-owned restaurants and 75 franchise restaurants in 35 states, the District of Columbia and one Canadian province.
Our Operational Strategy
We believe our brand and globally inspired menu resonates with consumers, and we believe our restaurants and team members provide customers a unique and high-quality experience. We are focused on offering customers flavorful, cooked-to-order dishes in a warm and welcoming environment at an attractive value. Our business has recently underperformed our expectations and our concept’s potential primarily due to the performance of a group of our restaurants opened in the last two to three years. In order to deliver an exceptional dining experience and improve our profitability and earnings, we believe we need to enhance our menu offerings, improve our operational consistency and efficiency and close a select group of restaurants. To execute against these goals, we have developed a strategy, outlined herein, to reposition the business and enhance our financial performance.
We believe we have made significant progress with respect to the strategic initiatives that we have pursued over the past six months. In August 2016, we completed an organizational restructuring that we expect to generate approximately $2.5 million of annual savings. In the period from August 2016 through January 2017, during which time we have pursued a number of customer-facing as well as operational initiatives, our Service Management Group overall guest satisfaction scores increased from 66.0% to 71.0%, the highest score that we have achieved in our history. Additionally, we have begun to focus resources on in-restaurant support and training, which we believe will reduce manager turnover.
Restaurant initiatives. We are pursuing strategies to improve the operational and financial performance of our restaurant base. Our plan to improve our performance includes the following three key strategies:

•
Focusing on our global flavors and menu offering. We believe that our globally inspired menu, focused on noodles and pasta dishes, differentiates us from other restaurants. We also believe this global variety, which includes a range of healthy to indulgent dishes that are cooked to order with fresh, high-quality ingredients, remains a competitive strength. However, we believe we can elevate our offerings by improving the flavor and taste profiles of existing menu items and introducing new menu items from global cuisines, including those cuisines that have not historically been represented in the Mediterranean, Asian and American menu categories we have offered. In two markets we are testing menus that include several new dishes, a reformulation of most of our existing dishes and the elimination of a number of dishes that were a small part of our menu revenue mix. We intend to roll out successful elements of these tests nationally in 2017 and 2018. In February 2017, we will launch two limited-time offers, Adobo with Pork or Chicken and Thai Green Curry, both of which are new dishes with distinctive flavor profiles.

•
Improving labor efficiencies and unit-level margins. We believe that there is significant opportunity to improve our operational consistency as well as our overall unit level margins. In October 2016, we reduced the size of our core menu from 28 entrée items to 19 entrée items, removing menu items that did not sell well and were challenging for our teams to execute. We have also initiated tests of equipment such as a chopper and steamer which we believe will save labor hours as well as improve throughput in our restaurants. Finally, we have begun testing self-bussing stations in certain test markets, which we believe will reduce labor hours and improve cleanliness in our restaurants. While we believe the strategies mentioned above will meaningfully improve our labor efficiencies, we are also pursuing a strategy for a redesign of our kitchen and dining room, which we believe will allow us to develop a more cost-effective and efficient production and service model.

•
Increasing convenience for our customers. We believe there is significant opportunity in increasing convenience for our customers. We are currently testing a revised menu layout that we believe will make it easier for our customers to use our menu as well as increase customer check average. In October 2016, we also began the testing of our Noodles Rewards program, which is a customer loyalty program designed to reward customers for their frequency and allow us to form a deeper relationship with our customers. Finally, we have begun testing a more streamlined approach to the pick-up of online orders through dedicated take-out areas, which we believe will better meet the increased convenience demanded by today’s consumers.

Rationalized restaurant portfolio. We are pursuing strategies to close underperforming restaurants, reduce restaurant growth and refranchise restaurants in certain of our markets.

•
Restaurant closings. Our financial performance has been adversely impacted by a subset of our restaurants that have significantly underperformed our restaurant averages, as measured by average unit volumes (“AUVs”), restaurant contribution margin and cash flow. Many of these restaurants were opened in the last two to three years in newer markets where brand awareness of our restaurants is not as strong and where it has been more difficult to adequately staff our restaurants. Our board of directors has approved the closure of certain of these restaurants in order to eliminate the negative cash flow resulting from their continued operation and to permit us to increase our focus on the remaining restaurants in our restaurant portfolio. We believe closing these restaurants will increase our restaurant contribution, restaurant contribution margin, adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), adjusted EBITDA margin and net income. For more information on these financial metrics, see “Part II, Item 7. Management’s Discussion and Analysis-Key Measures We Use to Evaluate Our Performance” in our Annual Report on Form 10-K for the fiscal year ended December 29, 2015 incorporated by reference herein.
We intend to close approximately 55 restaurants in the first and second quarters of 2017. These restaurants have significantly underperformed our restaurant averages, generating AUVs of approximately $0.7 million and an aggregate restaurant contribution margin of approximately (20.0%) during the twelve-month period ended September 27, 2016. If such restaurants had not been in operation during the twelve-month period ended September 27, 2016, we believe that our restaurant contribution would have been $7.3 million higher and restaurant contribution margin would have been 280 basis points higher.
We expect to use the net proceeds of the private placement (see “Recent Financing Transactions—Private placement”) and this offering, in part, to satisfy liabilities to landlords resulting from the termination of our leases for such restaurants, the fees of our real estate advisor and brokers related to such terminations and other costs of closing restaurants, such as severance for terminated employees (“Restaurant Closing Liabilities”). We currently anticipate that the Restaurant Closing Liabilities will total $24.0 million to $29.0 million, which will include (i) $23.0 million to $28.0 million relating to the termination of leases, including related fees and expenses, to be paid out over the next 12 to 18 months, and (ii) approximately $1.0 million relating to severance for terminated employees. However, it is possible that the Restaurant Closing Liabilities will exceed such amounts, in which case the amount of our net proceeds, from the private placement (as described in “Recent Financing Transactions” below) and this offering, that will be available for other purposes may be less than anticipated, or we may need to borrow under our credit facility to fund such liabilities. We expect to take charges for the Restaurant Closing Liabilities aggregating between $17.5 million to $19.5 million, at the time such restaurants are closed, subject to adjustment as lease terminations occur.

•
Reduction in corporate restaurant growth. In 2016, we announced that we intended to reduce our rate of company-owned restaurant unit growth. In 2016, we opened 38 company-owned restaurants and in 2017, we plan to open between 12 and 15 company-owned restaurants with eight openings anticipated in the first quarter of 2017. We do not intend to open restaurants in new markets in 2017, and most of our openings will be in well-established markets where we maintain strong brand awareness and restaurant-level financial performance that exceeds company averages. We believe this more moderate growth strategy will enhance our ability to focus on improving restaurant operations and profitability. We will continue to evaluate our company-owned restaurant growth rate based on our operational and financial performance, capital resources and real estate opportunities.

•
Refranchising. We have identified a number of restaurants within certain markets for potential sale or refranchising to new or existing franchisees. In general, these restaurants are in markets that are less penetrated than our well-established markets and provide significant opportunity for unit growth. Given our decision to moderate our company-owned restaurant growth rate, we believe that franchise operators will better support the development of the Noodles & Company brand in these markets. In connection with the sale of company-owned restaurants to new or existing franchisees in existing markets, we intend to enter into agreements that also provide for the development of new restaurants. After refranchising select company-owned restaurants, and as we grow with existing and new franchisees into the future, we expect franchise restaurants to represent a larger percentage of Noodles & Company system-wide restaurants than they currently constitute. The franchise model generally requires a lower capital investment by the franchisor and generates revenues, in the form of development and franchise fees and royalties, that are less volatile than company-owned restaurant revenues. While we plan to embark on refranchising in 2017, we are focused on identifying qualified franchisees, and it may take multiple years to complete this effort.

Data Breach Liabilities

On June 28, 2016, we announced that a data security incident compromised the security of the payment information of some customers who used debit or credit cards at certain Noodles & Company locations between January 31, 2016 and June 2, 2016. The malware involved in the incident has been removed, and we believe that it no longer poses a risk to credit or debit cards currently being used at affected locations, and we have been implementing additional security procedures to further secure customers’ debit and credit card information.

In the fourth quarter of 2016, we recorded a charge of approximately $11.0 million for estimated losses associated with claims and anticipated claims by payment card companies for non-ordinary course operating expenses, card issuer losses and card replacement costs for which we expect to be liable (the “Data Breach Liabilities”). However, we may ultimately be subject to losses that are up to $5.0 million greater than that amount. We intend to use the net proceeds of the private placement (discussed below) and this offering, in part, to fund the Data Breach Liabilities.

In addition to claims by payment card companies with respect to the data security incident, we are the defendant in a purported class action lawsuit in the United States District Court for the District of Colorado, Selco Community Credit Union vs. Noodles & Company, alleging that we negligently failed to provide adequate security to protect the payment card information of customers of the plaintiffs and those of other similarly situated credit unions, banks and other financial institutions alleged to be part of the putative class, causing those institutions to suffer financial losses (the “Selco Litigation”). The complaint in the Selco Litigation also claims we were negligent per se based on alleged violations of Section 5 of the Federal Trade Commission Act, and it seeks monetary damages, injunctive relief and attorneys’ fees. We intend to vigorously defend the Selco Litigation. We cannot reasonably estimate the range of potential losses that will be associated with the Selco Litigation because it is at an early stage. We also cannot assure you that we will not become subject to other inquiries or claims, such as claims brought by customers, relating to the data security incident in the future. Although we maintain data security liability insurance, and certain fees and costs associated with this data security incident and the Selco Litigation to date have been paid or reimbursed by our data security liability insurer, we currently believe that it is possible that the ultimate amount paid by us with respect to the Selco Litigation will be in excess of the limits of our data security liability insurance coverage applicable to claims of this nature.

It is possible that losses associated with the data security incident, including losses associated with the Selco Litigation, could have a material adverse effect on our results of operations in future periods. We will continue to evaluate information as it becomes known and will record an estimate for additional losses at the time or times when it is probable that a loss, if any, will be incurred and the amount of any such loss is reasonably estimable.

Recent Financing Transactions

In order to pursue the operational strategies and fund future obligations that we have identified and that are discussed in this Prospectus Summary, we determined that we needed additional sources of liquidity. We have executed or are in the process of executing the following transactions in order to provide us with additional liquidity:

•
Private placement. On February 8, 2017, we entered into a securities purchase agreement, pursuant to which we agreed, in return for aggregate gross proceeds to us of $18.5 million, to sell an aggregate of 18,500 shares of Series A Convertible Preferred Stock, par value $0.01 per share, plus warrants for the purchase of 1,913,793 shares of Class A common stock. For more information, see “Private placement” below.

•
Credit agreement amendment. Concurrent with the private placement, we also amended our credit agreement to increase our flexibility under the credit facility. For more information, see the “Credit agreement amendment” below.

•	Common stock offering. We intend to further increase our liquidity by conducting this offering of shares of our Class A common stock.

Private placement. On February 8, 2017, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Catterton-Noodles, LLC (“L Catterton”), pursuant to which we agreed, in return for aggregate gross proceeds to us of $18.5 million, to sell to L Catterton an aggregate of 18,500 shares of Series A Convertible Preferred Stock, par value $0.01 per share, convertible into 4,252,873 shares of Class A common stock (the “PIPE securities”), at a purchase price of $1,000 per share, plus warrants (the “PIPE warrants”) exercisable for five years beginning six months following their issuance for the purchase of 1,913,793 shares of Class A common stock at an exercise price per share of $4.35, which is equal to the closing bid price of our Class A common stock on February 7, 2017 (such transactions, collectively, the “private placement”). The PIPE securities will rank senior to any other class or series of our equity, including our common stock. The PIPE securities will be entitled to a priority cash payment in the event of our liquidation, dissolution or winding-up. The funding of the private placement occurred on February 9, 2017.

Each share of the PIPE securities is initially convertible at the holder’s option, subject to certain terms and conditions, at a conversion price of $4.35, which is equal to the closing bid price for our Class A common stock on February 7, 2017 and is subject to adjustment for dividends, certain distributions, stock splits, combinations, reclassifications, recapitalizations and similar events. The PIPE securities will accrue dividends beginning on the earlier of (i) the six-month anniversary of our issuing the PIPE securities and (ii) the date on which we complete specified equity offerings generating aggregate gross proceeds to us of at least $50.0 million. If we complete specified equity offerings generating aggregate gross proceeds to us of at least $50.0 million (including proceeds from the private placement and the proceeds of this offering) prior to the six-month anniversary of our issuing the PIPE securities, then (i) if the volume-weighted average price per share of our Class A common stock for the prior 30-day period is greater than the conversion price, we may elect, and we currently intend, to convert the PIPE securities into Class A common stock at the then-applicable conversion price, or (ii) if the volume-weighted average price per share of our Class A common stock for the prior 30-day period is equal to or less than the conversion price, dividends on the PIPE securities will stop accruing.  In addition, the PIPE securities are also entitled to participate in cash and in-kind distributions to holders of shares of our common stock on an as-converted basis. The dividend rate of the PIPE securities is 8.0% per annum and will increase by 0.5% per month beginning on the date that is the six-month anniversary of our issuing the PIPE securities, up to a maximum of 18.0% per annum. Dividends on the PIPE securities will be payable only in cash, when, as, and if declared by our board of directors, out of legally available funds and if, after such payment, we would be in compliance with the covenants under our outstanding indebtedness for borrowed money. Additionally, holders of the PIPE securities enjoy customary equity participation rights, voting rights on an as-converted basis, customary anti-dilution provisions, customary information rights and registration rights with related monetary penalties. The specific rights of holders of the PIPE securities are set forth in a Certificate of Designations attached as Exhibit 4.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2017 and incorporated by reference herein. Additionally, the form of the PIPE warrant and the Securities Purchase Agreement were each attached as Exhibit 4.2 and 10.1, respectively, to our Current Report on Form 8-K filed with the SEC on February 9, 2017 and incorporated by reference herein.

In connection with the private placement, we entered into a letter agreement (the “Letter Agreement”) with Argentia Private Investments Inc. (“Argentia”), that provides we will indemnify Argentia in limited circumstances for losses incurred by Argentia or its affiliates that arise out of the private placement, for which transaction Argentia provided its consent pursuant to the terms of our stockholders agreement.  The Letter Agreement, among other things, also provides for the registration of shares of Class A common stock (including shares of Class A common stock into which shares of Class B common stock may be converted) held by Argentia, by us on terms substantially similar to the registration right that we agreed to provide to L Catterton in the Securities Purchase Agreement. The specific rights of Argentia are set forth in the Letter Agreement attached as Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on February 9, 2017 and incorporated by reference herein.

Credit agreement amendment. On February 8, 2017, we amended our Amended and Restated Credit Agreement, dated as of November 22, 2013, by entering into Amendment No. 5 to the Amended and Restated Credit Agreement, as borrower, with the guarantors signatory thereto, Bank of America, N.A., as administrative agent, and the lenders signatory thereto (the “Amendment”). The Amendment modifies some of the changes made to our credit agreement in the previously disclosed Amendment No. 4, dated as of November 4, 2016. Among other things, the Amendment (i) restores our ability to request an increase in the maximum commitment amount under the credit facility by up to $15.0 million, (ii) suspends quarterly amortization payments of $2.5 million until the end of the second fiscal quarter of 2018, (iii) increases the interest rate margin applicable at total lease adjusted leverage levels at and above 4.25:1.00 and from the period of the date of the Amendment to the delivery of the first following quarterly compliance certificate, and (iv) makes certain other changes. The Consolidated EBITDA definition, as revised, will permit certain costs to be added back into the Consolidated EBITDA calculation, including the costs associated with the Restaurant Closing Liabilities and the Data Breach Liabilities. In addition, the Amendment provides that upon the completion of one or more equity issuances for an aggregate gross purchase amount of at least $45.0 million (including the $18.5 million of preferred stock and warrants issued to L Catterton pursuant to the private placement), (i) the required $2.5 million quarterly amortization payment will be eliminated and (ii) increased capital expenditure amounts related to restaurant growth will be permitted. The Amendment also revises certain financial covenant levels. The Amendment was attached as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on February 9, 2017 and incorporated by reference herein.

Preliminary Financial Information (Unaudited)

Our fiscal quarter ended on January 3, 2017, and accordingly, our results for the full fiscal quarter are not yet available. Set forth below are preliminary range expectations for the fiscal quarter ended January 3, 2017 based on available information to date. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them. We expect to report total revenue between $129.0 million and $130.0 million and restaurant contribution margin between 11.5% and 12.0%, for that fiscal quarter. We calculate restaurant contribution margin as revenues less restaurant operating costs, as a percentage of revenues, each as reported for our restaurant segment. In addition, we expect to report a system-wide decrease in comparable restaurant sales of 1.3%, including a 1.8% decline at company-owned restaurants and a 2.0% increase at franchised locations. Our actual results may differ from these expectations, which remain subject to completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized. We currently anticipate taking a non-cash impairment charge during the fiscal quarter ended January 3, 2017, that will range from $30.5 million to $31.5 million relating to restaurants we intend to close but that were not previously impaired, and to certain other restaurants. We also anticipate recording a charge during the fiscal quarter ended January 3, 2017, of approximately $11.0 million for estimated liabilities arising from the data security incident that occurred in 2016.

Actual results may differ from these expectations, which remain subject to completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized.

Equity Sponsors
L Catterton is the largest consumer-focused private equity firm in the world, with over $14.0 billion of equity capital under management dedicated to growing middle market companies and emerging high-growth enterprises. With a 28-year history and more than 140 investment and operating professionals in 17 offices across five continents, L Catterton has one of the largest and most experienced team in global consumer investing. Currently, L Catterton and its affiliates own 100.0% of our outstanding preferred stock and approximately 24.54% of our outstanding common stock on a non-diluted, non-converted basis or 34.53%, assuming the conversion of the PIPE securities into shares of Class A common stock and no exercise of the PIPE warrants. See “Certain Relationships and Related Transactions.”

Argentia is a wholly owned subsidiary of the Public Sector Pension Investment Board (“PSPIB”), a Canadian Crown corporation established to invest the amounts transferred by the Canadian government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSPIB is one of Canada’s largest pension investment managers, with $116.8 billion of assets under management. Currently, Argentia and its affiliates own approximately 29.66% of our outstanding common stock on a non-diluted, non-converted basis or 25.73%, assuming the conversion of the PIPE securities held by L Catterton into shares of Class A common stock.

Corporate Information
We were incorporated in 2002 in Delaware and merged with The Noodles Shop Co., Inc., a Colorado corporation, in 2003. In June of 2013, we became a public company. We opened the first Noodles & Company in 1995 in Denver, Colorado. Our central support office is located at 520 Zang Street, Suite D, Broomfield, Colorado 80021, and our telephone number is (720) 214-1900. Our website is www.noodles.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Class A common stock offered by Noodles & Company	$32,000,000 of shares of Class A common stock (or $36,800,000 if the underwriter exercises in full its option to purchase additional shares).

Class A common stock to be outstanding after this offering (assuming no exercise of the underwriter’s option to purchase additional shares of Class A common stock)	shares

Class B common stock outstanding after this offering	1,522,098 shares

Option to purchase additional shares of Class A common stock	The underwriter has an option for a period of 30 days to purchase up to $4,800,000 of additional shares of Class A common stock.

Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, or $ million if the underwriter exercises in full its option to purchase $4,800,000 of additional shares of Class A common stock, based on $ per share, the last reported sales price of our Class A common stock on , 2017. We intend to use the net proceeds from this offering, in conjunction with the proceeds received from the private placement, to satisfy the Restaurant Closing Liabilities, which are estimated to be between $24.0 million to $29.0 million (see “Prospectus Summary—Our Operational Strategy—Rationalized restaurant portfolio”), to satisfy the Data Breach Liabilities, for which we recorded a charge of approximately $11.0 million (see “Prospectus Summary—Data Breach Liabilities”) and to fund, in part, certain capital expenditures related to business initiatives in our restaurants (see “Prospectus Summary—Our Operational Strategy—Restaurant initiatives”). Any remaining proceeds are expected to be used for general corporate purposes. See “Use of Proceeds.”

Dividend policy
No dividends have been declared or paid on our shares of common stock. We do not anticipate paying any cash dividends on any of our shares of common stock in the foreseeable future. See “Price Range of Class A Common Stock and Dividend Policy.”

Risk factors
You should carefully consider the risk factors described in the section of this prospectus entitled “Risk Factors,” beginning on page 6, together with all of the other information included in or incorporated by reference into this prospectus, before deciding to purchase any shares of our Class A common stock.

Nasdaq Global Select Market symbol	NDLS

After the offering, there will be shares of Class A common stock and 1,522,098 shares of Class B common stock outstanding.

Except as otherwise indicated, all information in this prospectus:

•	assumes no change to the shares of Class A common stock outstanding as of , 2017, except for the offering;

•	assumes no exercise by the underwriter of the option to purchase up to an additional $4,800,000 of shares of Class A common stock;

•
excludes (i) shares of our common stock issuable upon the exercise of stock options outstanding as of , 2017 and (ii) shares of our common stock reserved for future grants under our stock incentive plan and shares reserved for future purchase under our employee stock purchase plan;

•
assumes no exercise of the warrant to purchase up to 28,850 shares of Class B common stock held by Fahrenheit 212, LLC or the PIPE warrants issued to L Catterton pursuant to the private placement and exercisable for 1,913,793 shares of Class A common stock, and no change to the 1,522,098 shares of Class B common stock outstanding as of , 2017; and

•	assumes the PIPE securities are not converted into shares of Class A common stock(1).
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(1) If we raise at least $50.0 million in aggregate gross proceeds from specified equity offerings (including proceeds from the private placement and the proceeds of this offering) prior to the six months of our issuing the PIPE securities and, if the volume-weighted average price per share of our Class A common stock for the prior thirty-day period is greater than the conversion price, then after such time we may elect, and currently intend, to convert the PIPE securities into Class A common stock at the then applicable conversion price. Our conversion of 18,500 shares of PIPE securities would result in the issuance of 4,252,873 new shares of Class A common stock and would cause significant incremental dilution to holders of our common stock.

RISK FACTORS
An investment in our Class A common stock, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, the risks described in our Annual Report on Form 10-K for the fiscal year ended December 29, 2015 and the other information incorporated herein by reference (including our consolidated financial statements and related notes) before making an investment decision. See the section of this prospectus entitled “Where You Can Find More Information.” Any of the risks we describe below or in the information incorporated herein by reference could cause our business, financial condition, results of operations or future prospects to be materially adversely affected. If any of the risks described below actually occur, our business, financial conditions or results of operations could be materially adversely affected. In any such case, the trading price of our Class A common stock could decline and you could lose all or part of your investment. Some of the statements in this section of the prospectus are forward-looking statements. For more information about forward-looking statements, please see the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements.”
Risks Related to our Operational Strategy

Our operational strategies entail significant risk and we may not be successful in executing our operational strategies.
We are pursuing operational strategies to close underperforming restaurants, reduce restaurant growth and refranchise restaurants in certain of our markets. These strategies were identified by our management team and approved by our board of directors as a means to, among other objectives, focus on the remaining restaurants in our restaurant portfolio and increase our net income, restaurant contribution margin and adjusted EBITDA. However, these strategies may not be successful in achieving our goals in part or at all. Further, we may encounter difficulty in executing these strategies or in raising the funds necessary to execute these strategies. Failing to execute our operational strategies could materially and adversely affect our business, financial condition or results of operations.

Costs of exiting leases at restaurants we have identified for closure may be greater than we estimate or could be greater than the funds we raise to address closure costs.
In connection with our strategy to close underperforming restaurants, our preferred approach is to enter into lease termination agreements with respect to the leases at such restaurants, rather than to assign leases or to sublease the restaurant premises because it allows us to avoid the risk of future liability under the leases. However, the costs of terminating the leases for restaurants we close may be greater than we currently estimate, in which case the amount of our net proceeds from this offering available for other purposes may be less than anticipated, or we may need to borrow under our credit facility, or use cash flow from operations, to fund such liabilities. In addition, we could encounter difficulty raising the funds necessary to cover a part of the costs of terminating the leases for restaurants we intend to close. Such circumstances could materially and adversely affect our business, financial condition or results of operations.
We may sublease or assign properties and face future liability if subtenants or assignees default or incur contingent liabilities.
We may be unable to negotiate lease termination agreements on acceptable terms, due to unexpectedly high costs or otherwise. Accordingly, in such cases we may seek either to assign leases and retain contingent liability for rent and other lease obligations or to retain the tenant’s obligations under the lease and sublease the restaurant premises to a third party. Such arrangements may result in our incurring liabilities and expenses in future period or the rent payments we receive from subtenants being less than our rent obligations under the leases. Under these circumstances, we would be responsible for any shortfall. In addition, continuing liabilities and obligations under assigned or subleased properties could result in expenses in future periods, which could adversely affect our results of operations in those periods.
We may not be successful in executing our franchise strategy.
We have identified a number of our restaurants within certain markets for potential sale or refranchising to new or existing franchisees. In connection with the sale to new or existing franchisees of restaurants in existing markets, we intend to enter into agreements that also provide for the development of new restaurants by such franchisees. We may be unable to identify franchisees willing to partner with us with respect to some or all of these existing or new restaurants. Becoming a franchisee entails economic risks and uncertainties and the perceived risks and uncertainties may not, in the view of potential franchisees, outweigh the anticipated benefits. If we are unable to identify franchisees, we may be unable to execute our refranchising strategy as intended, which could materially and adversely affect our business, financial condition or results of operations.
In addition, to the extent we are able to identify franchisees for the franchising of existing restaurants and the development of new restaurants, our success is dependent on the performance of our franchisees in successfully operating the restaurants. Our franchisees may not achieve financial and operational objectives, and they may close existing restaurants due to underperformance or they may ultimately be unsuccessful in developing new restaurants. We may also not be able to manage our franchise system effectively. Failure to provide our new franchisees with adequate support and resources could materially and adversely affect these franchisees, as well as cause disputes between us and them and potentially lead to material liabilities.
Our franchisees may also not be successful in achieving financial and operational objectives, leading us to close existing restaurants. In that case, we may retain contingent liabilities for rent and other lease obligations under assigned leases or we may retain the franchisee tenants’ obligations under the leases and sublease the restaurant premises to third parties. These arrangements may cause us to incur liabilities and expenses in future periods or to pay rent obligations under the retained leases that are less than rent payments we receive from subtenants. Restaurant closures stemming from franchisee underperformance and potential lease liabilities could materially and adversely affect our business, financial condition or results of operations.
We may face underperformance of restaurants that we did not close or refranchise.
We have identified a subset of our restaurants that have in recent years significantly underperformed our restaurant averages, as measured by AUV, restaurant contribution margin and cash flow. Our strategies include closing certain of such restaurants; however, there can be no assurance that we have identified all of our restaurants that are appropriate candidates for closure. Following the anticipated execution of this strategy, we may observe significant underperformance in certain restaurants that we did not close, which could materially and adversely affect our business, financial condition or results of operations.
We may not achieve our sales growth, operating efficiency or our strategic goals.

In addition to the operational strategies discussed above, we are pursuing new initiatives to increase the variety of our offerings, including those cuisines that have not historically been represented in the Mediterranean, Asian and American menu categories we have offered, as well as to improve our restaurant margins by simplifying our operations, improving labor efficiencies and enhancing convenience for our customers. However, customers may not favor our new offerings or may not find initiatives aimed at their convenience appealing, and our efforts to increase our sales growth and improve our offerings may be unsuccessful. Additionally, our operational initiatives may be ineffective at reducing costs or may reduce the quality of the customer experience. As previously disclosed, a committee of our board of directors is conducting a search for a permanent Chief Executive Officer.  Candidates include both our Interim Chief Executive Officer and external candidates.  Any management change may affect our implementation of our strategic and operational initiatives. Any failure of our new initiatives could materially and adversely affect our business, financial condition or results of operations.

Further, we have had, and expect to continue to have, priorities and initiatives, including those set forth in this prospectus, in various stages of testing, evaluation and implementation, upon which we expect to rely to improve our results of operations and financial condition. It is possible that our focus on the operational strategies identified in this prospectus, or others that we may pursue from time to time, may detract from these initiatives. Failure to achieve successful implementation of our initiatives could adversely affect our results of operations.
Unfavorable publicity associated with our plans to close under-performing restaurants could harm our business.
Businesses such as ours can be adversely affected by publicity. Our success is dependent, in part, upon our ability to maintain and enhance the value of our brand and consumers’ connection to our brand. Our strategy to close under-performing restaurants may generate negative publicity that could adversely affect public perception of our brand, even in markets where our restaurants are performing well.
Our current efforts to generate additional liquidity may be insufficient.
In order to pursue the business strategies that we have identified and that are discussed above in the “Prospectus Summary”, we determined that we needed additional sources of liquidity. Recently, we entered into a Securities Purchase Agreement, pursuant to which we agreed to sell shares of Series A Convertible Preferred Stock for aggregate gross proceeds to us of $18.5 million. Concurrent with entering into the Securities Purchase Agreement, we also amended our credit agreement to increase our flexibility under the credit facility. We intend to further increase our liquidity by conducting this offering, although there can be no assurances that this offering will be completed.
Despite these efforts, we may require additional liquidity in the future and it may be difficult or impossible at such time to increase our liquidity through incremental offerings of equity or debt securities. Our lenders may not agree to amend our credit agreement at such time to increase our borrowing capacity. Further, our requirements for additional liquidity may coincide with periods during which we are not in compliance with covenants under our credit agreement and our lenders may not agree to further amend our credit agreement to accommodate such non-compliance. Even if we are able to access additional liquidity, any sale of additional equity could result in dilution to our stockholders and agreements governing any borrowing arrangement could contain covenants restricting our operations. Our failure to generate additional liquidity when it is required could materially and adversely affect our financial condition and the success of our growth strategy.

Risks Related to Ownership of Our Class A Common Stock

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.
Our quarterly operating results may fluctuate significantly because of several factors, including:

•	increases and decreases in AUVs and comparable restaurant sales;

•	impairment of long-lived assets and any loss on and exit costs associated with restaurant closures;

•	profitability of our restaurants, especially in new markets and any refranchised restaurants;

•	labor availability and costs for hourly and management personnel;

•	changes in interest rates;

•	macroeconomic conditions, both nationally and locally;

•	negative publicity relating to the consumption of products we serve;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets;

•	the timing of new restaurant openings and related expense;

•	restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

•	increases in infrastructure costs; and

•	fluctuations in commodity prices.

Seasonal factors, particularly weather disruptions, and the timing of holidays also cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced winter and holiday traffic and higher in the second and third quarters. As a result of these factors, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our Class A common stock would likely decrease.
The price of our Class A common stock may be volatile and you may lose all or part of your investment.
The market price of our Class A common stock could fluctuate significantly, and you may not be able to resell your shares at or above the public offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus and the following:

•	our operating performance and the performance of our competitors or restaurant companies in general;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;

•	global, national or local economic, legal and regulatory factors unrelated to our performance;

•	the number of shares to be publicly traded after this offering;

•	changes in, or our ability to achieve, projections or estimates of our operating results made by analysts, investors or management;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	the conversion of PIPE securities into shares of Class A common stock;

•	the arrival or departure of key personnel; and

•	other developments affecting us, our industry or our competitors.
In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our Class A common stock. The price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our business, financial condition or results of operations, and those fluctuations could materially reduce the price of our Class A common stock following the completion of this offering.
Future sales of our common stock, or the perception that such sales may occur, could depress our Class A common stock price.
Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, following this offering could depress the market price of our common stock. Our amended and restated certificate of incorporation authorizes us to issue up to 180,000,000 shares of common stock and Class B common stock. Following the completion of this offering, we will have outstanding shares of Class A common stock, 1,522,098 shares of Class B common stock, approximately   shares of Class A common stock are issuable upon the exercise of outstanding stock options, 1,913,793 shares of Class A common stock are issuable upon the exercise of the PIPE warrants and 4,252,873 shares of Class A common stock are issuable upon the conversion of our PIPE securities. Moreover, as of , 2017, shares of our common stock are reserved for future grants under our stock incentive plan and shares are reserved for future purchase under our employee stock purchase plan. L Catterton, Argentia and our executive officers and directors have agreed, subject to certain exceptions, not to offer, sell, dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 60 days after the date of the final prospectus relating to this offering, except with the prior written consent of Jefferies LLC. Jefferies LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See “Underwriting.” Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”).
Our stock price may be affected by coverage by securities analysts.
The trading of our Class A common stock is influenced by the reports and research that industry or securities analysts publish about us or our business. If analysts stop covering us, or if too few analysts cover us, the trading price of our Class A common stock would likely decrease. If one or more of the analysts who cover us downgrade our Class A common stock, our stock price will likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders and their affiliates own a substantial portion of our outstanding common stock, and their interests may not always coincide with the interests of the other holders.
Currently, L Catterton and Argentia beneficially own, in the aggregate, shares representing approximately 51.6% of our outstanding voting power, assuming no conversion of Class B common stock into Class A common stock, assuming no exercise of the PIPE warrants for shares of Class A common stock and assuming no conversion of the PIPE securities into shares of Class A common stock and, assuming the conversion of the PIPE securities into shares of Class A common stock, would beneficially own, in the aggregate, shares representing approximately 58.3% of our outstanding voting power. Persons associated with L Catterton, Argentia and PSPIB currently serve and, following the offering, will continue to serve on our board of directors. Under the stockholders agreement (discussed below), L Catterton and Argentia have agreed to elect each other’s director nominees and to not take certain actions affecting us without the consent of the other. See “Transactions With Related Parties—Stockholders Agreement.” Accordingly, following this offering, L Catterton and Argentia will likely continue to have significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change in control transactions. The interests of L Catterton and Argentia may not always coincide with the interests of the other holders of our common stock. In addition, this concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Class A common stock. This concentration of ownership may also adversely affect the share price of our Class A common stock.

Purchasers of Class A common stock in this offering will experience immediate and substantial dilution in the book value of their investment.

The public offering price per share of Class A common stock in this offering is substantially higher than the net tangible book value per share of our Class A common stock before giving effect to this offering. Accordingly, if you purchase shares in this offering, you will incur immediate substantial dilution of approximately $ per share, representing the difference between the public offering price per unit and our as adjusted net tangible book value as of , 2017. Furthermore, if outstanding stock options, the PIPE warrants or the PIPE securities are converted, or if the underwriter exercises in full its option to purchase $4,800,000 of additional shares of Class A common stock, you could experience further dilution.
We do not intend to pay dividends for the foreseeable future.
No dividends have been declared or paid on our common stock. We do not anticipate paying any cash dividends on any of our shares of common stock in the foreseeable future. We currently intend to retain any earnings to finance the development and expansion of our business. See “Dividend Policy.”

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.
Our amended and restated certificate of incorporation and bylaws, and Delaware law, contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. For example, we have a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change membership of a majority of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. See “Description of Capital Stock.”
We may use the proceeds of this offering in ways with which you may disagree.

We intend to use the net proceeds from this offering, in conjunction with the proceeds received from the private placement, to satisfy the Restaurant Closing Liabilities and the Data Breach Liabilities and to fund, in part, certain capital expenditures related to business initiatives in our restaurants. Any remaining proceeds are expected to be used for general corporate purposes. Accordingly, we will have significant discretion in our use of the net proceeds of this offering, and it is possible that we may allocate the proceeds differently than investors in this offering desire, or that we will fail to maximize our return on these proceeds. You will be relying on the judgment of our management with regard to the use of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. For more information, see the section of this prospectus entitled “Use of Proceeds.”

This offering may limit our ability to use some or all of our net operating loss carryforwards in the future.

Under Section 382 of the Code, a corporation that undergoes an “ownership change” may be subject to limitations on its ability to utilize its pre‑change net operating loss carryforwards to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders (generally 5.0% stockholders, applying certain look‑through and aggregation rules) increases by more than 50.0% over such stockholders’ lowest percentage ownership during the testing period (generally three years). Also, even if this offering does not cause an ownership change, it could increase the likelihood that we may undergo an ownership change for purposes of Section 382 of the Code in the future. Limitations imposed on our ability to utilize net operating loss carryforwards could cause U.S. federal income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards.

Risks Related to the Private Placement

Upon the closing of this offering, provided that certain conditions are met, we intend to convert the PIPE securities into shares of Class A common stock, causing significant incremental dilution to stockholders.

If we raise at least $50.0 million in gross proceeds from equity offerings (including the private placement and the proceeds of this offering) within six months of the issuance of the PIPE securities and if the volume-weighted average price per share of our Class A common stock for a thirty-day period prior to the conversion exceeds the conversion price, then after such time we may elect, and currently intend, to convert the PIPE securities into Class A common stock. Our conversion of 18,500 shares of PIPE securities at a conversion price of $4.35 per share would result in the issuance of 4,252,873 new shares of Class A common stock and would cause significant incremental dilution to stockholders. However, there can be no assurance that the conditions upon which we may convert the PIPE securities will be satisfied.

Significant incremental dilution may result from the exercise of the PIPE warrants.

Pursuant to the private placement, L Catterton will be issued PIPE warrants, which entitle the holder thereof, upon exercise of such PIPE warrants, to purchase 1,913,793 shares of Class A common stock. The PIPE warrants are exercisable beginning six months after the date of issuance and from time to time thereafter. Additionally, under the terms of the PIPE warrants, the exercise price and the number of shares of Class A common stock for which the PIPE warrants are exercisable will be adjusted upon certain corporate events, including stock splits, reverse stock splits, combinations, stock dividends, recapitalizations and reorganizations and certain other events. The exercise by L Catterton of the PIPE warrants could cause significant incremental dilution to stockholders.
Redemption of the PIPE warrants upon a change of control may result in substantial dilution of our stockholders or may result in our making substantial cash payments to the holders of the PIPE warrants.

Upon a change of control (as defined in the PIPE warrants), holders of the PIPE warrants are entitled to cause us to redeem the PIPE warrants for cash or Class A common stock, at our option, at their fair value, based on the Black-Scholes method of valuation. The amount of shares issuable or the amount of cash payable upon such a redemption may exceed the amounts that would be issuable or payable, respectively, under alternative valuation methods.  As a result, in the event of a change of control, a redemption of the PIPE warrants for Class A common stock may result in substantial dilution to our stockholders and a redemption for cash may result in our paying a substantial amount of cash to the holders of the PIPE warrants.

If we do not elect to convert the PIPE securities into shares of Class A common stock, the holders of PIPE securities may be entitled, among other rights of preferred stockholders to which they are entitled, to accrue significant dividend payments on an ongoing basis.

We currently intend to convert the PIPE securities into Class A common stock upon the satisfaction of the following conditions: (i) we generate aggregate gross proceeds to us of at least $50.0 million (including proceeds from the private placement and the proceeds of this offering) prior to the six month anniversary of our issuing the PIPE securities and (ii) the volume-weighted average price per share of our Class A common stock for the prior thirty-day period is greater than the conversion price. However, if such conditions are not satisfied, or if such conditions are satisfied but we do not elect to convert the PIPE securities into shares of Class A common stock, the PIPE securities may accrue significant dividends.
The PIPE securities will accrue dividends beginning on the earlier of (i) the six-month anniversary of our issuing the PIPE securities and (ii) the date on which we complete specified equity offerings generating aggregate gross proceeds to us of at least $50.0 million. If we complete specified equity offerings generating aggregate gross proceeds to us of at least $50.0 million (including proceeds from the private placement and the proceeds of this offering) prior to the six-month anniversary of our issuing the PIPE securities, and if the volume-weighted average price per share of our Class A common stock for the prior 30-day period is equal to or less than the conversion price, dividends on the PIPE securities will stop accruing.  In addition, the PIPE securities are also entitled to participate in cash and in-kind distributions to holders of shares of our common stock on an as-converted basis. The dividend rate of the PIPE securities is 8.0% per annum and will increase by 0.5% per month beginning on the date that is the six-month anniversary of our issuing the PIPE securities, up to a maximum of 18.0% per annum. Dividends on the PIPE securities will be payable only in cash, when, as, and if declared by our board of directors, out of legally available funds and if, after such payment, we would be in compliance with the covenants under our outstanding indebtedness for borrowed money.

Redemption of the PIPE securities may occur (a) following the 15-month anniversary of our issuing the PIPE securities, at our election, if the volume-weighted average price per share of our Class A common stock for the prior 30-day period is equal to or less than the conversion price, (b) following the 15-month anniversary of our issuing the PIPE securities, at the direction of the holders of a majority of the PIPE securities, (c) upon a change of control (as defined in the Certificate of Designations), unless otherwise waived by the holders of a majority of the PIPE securities, and (d) at any time, at our election in connection with a conversion of the PIPE securities, if L Catterton would have beneficial ownership of more than 45.0% of our common stock. Any redemption is subject to certain conditions, including that after such redemption we are in compliance with the covenants under our indebtedness for borrowed money.

Due to compounded accrued dividends, the payment of an increased amount of cash needed at the time of any conversion or redemption could substantially reduce our available liquidity and could materially and adversely affect our business, financial condition or results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including but not limited to risks and uncertainties discussed in the sections entitled “Prospectus Summary” and “Risk Factors” and in the documents incorporated by reference herein. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on currently available operating, financial and competitive information. Examples of forward-looking statements include all matters that are not historical facts, such as statements regarding costs associated with our closure of underperforming restaurants, the implementation and results of strategic initiatives, costs associated with our data security incident, the use of proceeds of the private placement and this offering and our future financial performance.
Our actual results may differ materially from those anticipated in these forward-looking statements due to reasons including, but not limited to:

•	our ability to execute our strategies to close underperforming restaurants, reduce restaurant growth and refranchise restaurants in certain of our markets;

•	our ability to improve the operational and financial performance of our restaurant portfolio;

•
costs associated with our data security incident, including legal fees, investigative fees, other professional fees and the cost of communications with customers, as well as potential losses associated with settling payment card networks’ expected claims and litigation associated with the data security breach;

•
our ability to achieve and maintain increases in comparable restaurant sales and to successfully execute our business strategy, including the restaurant initiatives and operational strategies set forth in this prospectus;

•	the success of our efforts to obtain additional sources of liquidity, including pursuant to this offering;

•	the success of our marketing efforts;

•	our ability to open new restaurants on schedule;

•	current economic conditions;

•	price and availability of commodities;

•	our ability to adequately staff our restaurants;

•	changes in labor costs;

•	consumer confidence and spending patterns;

•	changes in consumer tastes and the level of acceptance of our restaurant concepts (including consumer acceptance of prices and the success of our catering offerings);

•	consumer reaction to public health issues and perceptions of food safety;

•	seasonal factors;

•	weather; and

•
those discussed in “Risk Factors” included in this prospectus, in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 29, 2015 and in the other documents incorporated by reference herein.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and in the documents incorporated by reference herein. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the statements. Also, the forward-looking statements contained herein represent our estimates and assumptions only as of the date of this prospectus. Unless required by United States federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.
The market data and certain other statistical information used throughout this prospectus or incorporated by reference herein are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information attributed to these third-party sources and cannot guarantee its accuracy and completeness. Similarly, our estimates have not been verified by any independent source.
You should read this prospectus, the documents that we incorporate by reference in this prospectus and the documents that we have filed as exhibits to documents incorporated by reference and to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, or $ million if the underwriter exercises in full its option to purchase $4,800,000 of additional shares of Class A common stock, based on $ per share, the last reported sales price of our common stock on , 2017. We intend to use the net proceeds from this offering, in conjunction with the proceeds received from the private placement, to satisfy the Restaurant Closing Liabilities, which are estimated to be between $24.0 million to $29.0 million (see “Prospectus Summary—Our Operational Strategy—Rationalized restaurant portfolio”), to satisfy the Data Breach Liabilities, for which we recorded a charge of approximately $11.0 million (see “Prospectus Summary—Data Breach Liabilities”) and to fund, in part, certain capital expenditures related to business initiatives in our restaurants (see “Prospectus Summary—Our Operational Strategy—Restaurant initiatives”). Any remaining proceeds will be used for general corporate purposes.

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol NDLS. The following table sets forth, for the periods indicated, the high and low sales prices per share of our Class A common stock as reported on the Nasdaq Global Select Market.

	High	Low
Fiscal Year 2017
First quarter (January 4, 2017 – February 8, 2017)	$4.80	$4.05

Fiscal Year 2016
First quarter (December 30, 2015 – March 29, 2016)	$13.65	$9.32
Second quarter (March 30, 2016 – June 28, 2016)	$12.55	$9.28
Third quarter (June 29, 2016 – September 27, 2016)	$10.47	$4.91
Fourth quarter to date (September 28, 2016 – January 3, 2017)	$5.10	$3.51

Fiscal Year 2015
First quarter (December 31, 2014 – March 31, 2015)	$28.02	$17.18
Second quarter (April 1, 2015 – June 30, 2015)	$21.41	$14.28
Third quarter (July 1, 2015 – September 29, 2015)	$15.88	$11.20
Fourth quarter (September 30, 2015 – December 29, 2015)	$14.95	$10.02

On February 8, 2017, the closing price per share of our Class A common stock on the Nasdaq Global Select Market was $4.40 and there were approximately 43 stockholders of record of our Class A common stock.
No dividends have been declared or paid on our shares of common stock. We do not anticipate paying any cash dividends on any of our shares of common stock in the foreseeable future. We currently intend to retain any earnings to finance the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. Further, our credit agreement contains provisions that limit our ability to pay dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our quarterly report on Form 10-Q for the quarter ended September 27, 2016 incorporated into this prospectus by reference for additional information regarding our financial condition.

TRANSACTIONS WITH RELATED PERSONS

The following is a description of each transaction since December 31, 2014 to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers, beneficial holders of more than 5.0% of either our Class A or our Class B Common Stock, or any other related person had or will have a direct or indirect material interest.

Stockholders Agreement

In connection with our initial public offering, we amended and restated our stockholders agreement, dated as of July 2, 2013, with L Catterton and Argentia (our “Equity Sponsors”), which amendment and restatement became effective upon the completion of our initial public offering. The stockholders agreement also grants our Equity Sponsors the right, subject to certain conditions, to nominate representatives to our board of directors and committees of our board of directors. L Catterton and Argentia each will have the right to designate two members to our board of directors, and the parties to the stockholders agreement will agree to vote to elect such director designees.

Additionally, L Catterton and Argentia have agreed to elect each other’s director nominees and to not take certain actions affecting us without the consent of the other.
If at any time an Equity Sponsor owns more than 10.0% and less than 20.0% of our outstanding Class A and Class B common stock, such Equity Sponsor has the right to designate one nominee for election to our board of directors. If an Equity Sponsor’s ownership level falls below 10.0% of our outstanding Class A and Class B common stock, such Equity Sponsor will no longer have a right to designate a nominee. In addition, for so long as L Catterton and Argentia hold, in the aggregate, at least 35.0% of the voting power of our outstanding common stock, certain actions may not be taken without the approval of L Catterton (so long as it holds at least 5.0% of the voting power of our outstanding common stock) and Argentia (so long as it holds at least 5.0% of the voting power of our outstanding common stock (for certain of which actions we have obtained a waiver from each of the Equity Sponsors in connection with our completion of the private placement)), including:

•
any merger, recapitalization or other adjustment in voting rights, if following such event, L Catterton and Argentia would not together have sufficient voting power or otherwise be entitled to elect a majority of our board of directors;

•	any sale of all or substantially all the assets of the Company;

•	the issuance of any capital stock or debt securities of us or any of our subsidiaries for consideration exceeding $50.0 million, other than certain issuances upon the grant of equity awards;

•	the creation of any new class or series of shares of equity securities having rights, preferences or privileges senior to or on a parity with the common stock; or

•
any amendment of our certificate of incorporation, bylaws or equivalent organization documents of the Company or any subsidiary of the Company in a manner that could reasonably be expected to adversely affect the rights of L Catterton or Argentia.

Private Placement

On February 8, 2017, we entered into a securities purchase agreement with L Catterton, pursuant to which we agreed, in return for aggregate gross proceeds to us of $18.5 million, to sell to L Catterton an aggregate of 18,500 shares of Series A Convertible Preferred Stock, par value $0.01 per share, convertible into 4,252,873 shares of Class A common stock, at a purchase price of $1,000 per share, plus warrants exercisable beginning six months following their issuance for the purchase of 1,913,793 shares of Class A common stock at a price per share of $4.35. For more information, see “Prospectus Summary—Recent Financing Transactions—Private placement” and “Risk Factors—Risks Relating to the Private Placement—If we do not elect to convert the PIPE securities into shares of Class A common stock, the holders of PIPE securities may be entitled, among other rights of preferred stockholders to which they are entitled, to accrue significant dividend payments on an ongoing basis.”

Registration Rights

Pursuant to the terms of a registration rights agreement between us and certain holders of our stock, including L Catterton, certain of its affiliates and Argentia, certain holders of our stock are entitled to demand and piggyback rights:

•
Demand Registrations. Under the registration rights agreement, both L Catterton and Argentia are able to require us to file a registration statement under the Securities Act, covering at least 10.0% of our equity interests, and we are required to notify holders of such securities in the event of such request (a “Demand Registration Request”). Each of L Catterton and Argentia can issue unlimited Demand Registration Requests, unless we are ineligible to use Form S-3, in which case we will not be obligated to grant more than three Demand Registration Requests to each of L Catterton and Argentia during such period of ineligibility.

•
Piggyback Registrations. Under the Registration Rights Agreement, if at any time we propose or are required to register any of our equity securities under the Securities Act (other than a demand registration or pursuant to an employee benefit or dividend reinvestment plan), we will be required to notify each eligible holder of its right to participate in such registration and to use commercially reasonable efforts to cause all eligible securities requested to be included in the registration to be so included. We have obtained a waiver from each of the Equity Sponsors of these rights in connection with this offering.

Procedures for Approval of Related Party Transactions. Our policies on related party transactions, which are included in our Audit Committee charter and our Employee Code of Business Conduct and Ethics, address the policies and procedures for review and approval of related party transactions. These policies cover certain relationships and material obligations and interests. These policies provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, all relevant facts and circumstances available shall be considered. The Audit Committee is responsible for approval and ratification of certain related person transactions pursuant to the applicable policies and procedures.

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part. References in this section to “the company,” “we,” “us” and “our” refer to Noodles & Company and not to any of its subsidiaries.
Our authorized capital stock consists of 150,000,000 shares of Class A common stock, par value $0.01 per share, which we refer to in this prospectus as Class A common stock, 30,000,000 shares of Class B common stock, par value $0.01 per share, which we refer to in this prospectus as Class B common stock, 18,500 shares of Series A Convertible Preferred Stock, par value $0.01 per share, which we refer to in this prospectus as the PIPE securities, and 981,500 shares of undesignated preferred stock, par value $0.01 per share, which we refer to in this prospectus as preferred stock. In addition, there are warrants outstanding to purchase 1,913,793 shares of our Class A common stock, which we refer to in this prospectus as the PIPE warrants, and warrants outstanding to purchase 28,850 shares of our Class B common stock. We refer to our Class A common stock and Class B common stock as “common stock” when described on an aggregate basis.
Class A Common Stock
As of January 31, 2017, there were 26,350,369 shares of Class A common stock outstanding held by 43 stockholders of record.
There are 150,000,000 shares of our Class A common stock authorized for issuance. Pursuant to our amended and restated certificate of incorporation, holders of our Class A stock will be entitled to one vote on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of Class A common stock, as such, are not entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation. Holders of Class A common stock are not entitled to cumulative voting in the election of directors. This means that the holders of a majority of the Class A common stock are able to elect all of the directors then standing for election. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our Class A common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon the dissolution, liquidation or winding up of the company, subject to the rights, if any, of the holders of our preferred stock, the holders of our common stock shall be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of Class A common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class A common stock.
Class B Common Stock
As of January 31, 2017, there were 1,522,098 shares of Class B common stock outstanding held by one stockholder of record.
There are 30,000,000 shares of our Class B common stock authorized for issuance. Pursuant to our amended and restated certificate of incorporation, our Class B common stock has the same rights as our Class A common stock except that holders of our Class B common stock, in their capacity as such, are not entitled to vote in the election or removal of directors unless such Class B common stock is converted into Class A common stock. Shares of our Class B common stock are convertible on a share-for-share basis into shares of our Class A common stock at the election of the holder. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our Class B common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by our board of directors. Upon our dissolution, liquidation or winding up, subject to the rights, if any, of the holders of our preferred stock, the holders of shares of our common stock will be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of Class B common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class B common stock.
Argentia currently owns all shares of our Class B common stock.
Preferred Stock
As of February 9, 2017, there were 18,500 shares of Series A Convertible Preferred Stock, convertible into 4,252,873 shares of Class A common stock outstanding.
Our board of directors is authorized to issue not more than an aggregate of 1,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock and to fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders. In the future, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue additional shares of preferred stock.
The specific rights of holders of the PIPE securities are set forth in a Certificate of Designations attached as Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on February 9, 2017 and incorporated by reference herein.
Warrants
As of February 9, 2017, there were warrants outstanding to purchase 1,913,793 shares of our Class A common stock, or the PIPE warrants, and warrants outstanding to purchase 28,850 shares of our Class B common stock.

The exercise price of the PIPE warrants is $4.35 per share, which is equal to the closing bid price of our Class A common stock on February 7, 2017. The PIPE warrants will be exercisable for five years, beginning six months after issuance. Upon a change of control (as defined in the PIPE warrants), holders of the PIPE warrants shall be entitled to cause us to redeem the PIPE warrants for cash or Class A common stock, at our option, at the Black-Scholes fair value of the PIPE warrants at such time.

The specific rights of holders of the PIPE warrants are set forth in the Form of Warrant to Purchase Class A Common Stock attached as Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on February 9, 2017 and incorporated by reference herein.

Registration Rights
See the section of this prospectus entitled “Transactions with Related Persons—Registration Rights.”
Under the terms of our PIPE securities, we are required to file a registration statement registering (i) the resale of the shares of common stock issuable upon conversion of the PIPE securities and (ii) all other shares of common stock held by the purchaser of the PIPE securities as soon as possible after, and in any event within 30 days after, the closing of this offering and cause the registration statement to be declared effective as soon as possible and in any event within 90 days of the closing of this offering, subject to certain customary qualifications and limitations. If we fail to file a registration statement or have a registration statement declared effective under the aforementioned time requirements, we will owe certain payments to the purchasers.

In connection with the private placement, we entered into the Letter Agreement with Argentia, which, among other things, provides for the registration by us of shares of common stock held by Argentia on terms substantially similar to the registration right that we agreed to provide to L Catterton in the Securities Purchase Agreement.
Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the acquisition of the company more difficult. These provisions of the General Corporation Law of the State of Delaware (the “DGCL”) could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.
Stockholder meetings. Under our amended and restated certificate of incorporation, only the board of directors, or the chairman of the board of directors or the Chief Executive Officer with the concurrence of a majority of the board of directors may call special meetings of stockholders.
Requirements for advance notification of stockholder nominations and proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.
Elimination of stockholder action by written consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting, except when L Catterton and Argentia and their affiliates collectively own a majority of our outstanding common stock. This provision will, in certain situations make it more difficult for stockholders to take action opposed by the board of directors.
Election and removal of directors. Our board of directors is divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors is elected each year. The board of directors has the exclusive right to increase or decrease the size of the board and to fill vacancies on the board. This system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes replacing a majority of directors more difficult for stockholders. Additionally, directors may be removed for cause only with the approval of the holders of a majority of the aggregate voting power of our outstanding Class A common stock and any series of preferred stock entitled to vote generally in the election of directors. Directors may be removed without cause only with the approval of two-thirds of the aggregate voting power of our outstanding Class A common stock and any series of preferred stock entitled to vote generally in the election of directors.
Undesignated preferred stock. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the company.
Amendment of provisions in the certificate of incorporation. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the aggregate voting power of our outstanding Class A common stock and any series of preferred stock entitled to vote generally in the election of directors in order to amend any provision of our certificate of incorporation.
Amendment of provisions in the bylaws. Our amended and restated bylaws require the affirmative vote of the holders of at least two-thirds of of the aggregate voting power of our outstanding Class A common stock and any series of preferred stock entitled to vote generally in the election of directors in order to amend any provision of our bylaws.
We are not governed by Section 203 of the DGCL.
Transfer Agent and Registrar
Wells Fargo Bank, N.A. is the transfer agent and registrar for our common stock.
Listing
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol NDLS.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.
Lock-Up Agreements
We, our stockholders and , who in the aggregate own % of our outstanding common stock, and our executive officers and directors have each agreed, subject to certain exceptions, not to offer, sell, dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 60 days after the date of the final prospectus relating to this offering, except with the prior written consent of Jefferies LLC.
Following the lock-up periods set forth in these agreements, and assuming that Jefferies LLC does not release any parties from these agreements, shares of the parties to the lock-ups will become eligible for sale in the public market (substantially all of which are expected to be subject to volume, manner of sale and other limitations in compliance with Rule 144 under the Securities Act).
Resales of Shares Sold in This Offering
Based on the number of shares of our common stock outstanding as of , 2017, upon the closing of this offering, and assuming (a) no exercise of the underwriter’s option to purchase $4,800,000 of additional shares of Class A common stock, (b) no exercise of outstanding stock awards or warrants and (c) no PIPE securities are converted into shares of Class A common stock, we will have outstanding an aggregate of approximately shares of common stock. Of these shares, all of the shares of Class A common stock to be sold in this offering, and any shares sold upon exercise of the underwriter’s option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act.
Rule 144
In general, under Rule 144, as currently in effect, because we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, because we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our equity interests that does not exceed the greater of:

•
1.0% of the number of shares of common stock then outstanding, which will equal approximately shares of common stock immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of our Class A common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Notwithstanding the availability of Rule 144, certain holders have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.
Options, Equity Awards and Employee Stock Purchase Plan
We have filed registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock. As of , 2017 shares of our Class A common stock are reserved for future grants under our stock incentive plans and shares of our Class A common stock are reserved for future purchase under our employee stock purchase plan. Such registration statements became effective automatically upon filing. Shares of our Class A common stock granted or issued and registered pursuant to the Form S-8 registration statements will, subject to vesting provisions, lock-up restrictions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately. As of , 2017, a total of shares of our Class A common stock were subject to options outstanding under our stock incentive plans, and shares of our Class A common stock were otherwise vested under our equity incentive plans or our employee stock purchase plan.

Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before we became a public company (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we became subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreements, if applicable).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes the applicable withholding agent with a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30.0% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussion below regarding backup withholding and FATCA (as defined below), a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30.0% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30.0% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock generally will be subject to backup withholding unless the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, or other applicable IRS Form, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30.0% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30.0% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.
Prospective investors should consult their tax advisors regarding the potential application of withholding tax under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated , 2017, between us and Jefferies LLC, as underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, the entire number of shares of Class A common stock offered pursuant to this prospectus:
The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent such as the receipt by the underwriter of officers’ certificates and legal opinions and approval of certain legal matters by its counsel. The underwriting agreement provides that the underwriter will purchase all of the shares of Class A common stock if any of them are purchased. We have agreed to indemnify the underwriter and certain of its controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of those liabilities.
The underwriter has advised us that, following the completion of this offering, currently intends to make a market in our Class A common stock as permitted by applicable laws and regulations. However, the underwriter is not obligated to do so, and the underwriter may discontinue any market-making activities at any time without notice in its sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Class A common stock, that you will be able to sell any of the Class A common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriter is offering the shares of Class A common stock subject to its acceptance of the shares of Class A common stock from us and subject to prior sale. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriter has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.
Commission and Expenses
The underwriter has advised us that it proposes to offer the shares of Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriter, at that price less a concession not in excess of $               per share of Class A common stock. The underwriter may allow, and certain dealers may reallow, a discount from the concession not in excess of $              per share of Class A common stock to certain brokers and dealers. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriter. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriter and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $ . As set forth in the underwriting agreement, we have also agreed to reimburse the underwriter for certain of their expenses in an amount up to $ , incurred in connection with review and qualification by the Financial Industry Regulatory Authority of the terms of this offering.
Listing
Our Class A common stock is listed on the Nasdaq Global Select Market under the trading symbol NDLS.
Stamp Taxes
If you purchase shares of Class A common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional Shares
We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of $4,800,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions.
No Sales of Similar Securities
We, our stockholders and , who in the aggregate own % of our outstanding common stock, and our executive officers and directors have each agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, lend or otherwise transfer shares of Class A common stock,

•
otherwise dispose of any shares of Class A common stock, options or warrants to acquire shares of Class A common stock, or securities exchangeable or exercisable for or convertible into shares of Class A common stock currently or hereafter owned either of record or beneficially including through swaps or other arrangements, or

•	publicly announce an intention to do any of the foregoing for a period of 60 days after the date of the final prospectus relating to this offering without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the Class A common stock on and including the sixtieth day after the date of this prospectus.
The underwriter may, in its sole discretion and at any time or from time to time before the termination of the 60-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.
Stabilization
The underwriter has advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares of our Class A common stock in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares of our Class A common stock or purchasing shares of our Class A common stock in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our Class A common stock. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of Class A common stock on behalf of the underwriter for the purpose of fixing or maintaining the price of the Class A common stock. A syndicate covering transaction is the bid for or the purchase of shares of Class A common stock on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Class A common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we, nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. The underwriter is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
The underwriter may also engage in passive market making transactions in our Class A common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our Class A common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or through online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares of Class A common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriter’s web site and any information contained in any other web site maintained by the underwriter is not part of this prospectus, has not been approved and/or endorsed by us or the underwriter and should not be relied upon by investors.
Other Activities and Relationships
The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriter or its affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriter and its affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the Class A common stock offered hereby. Any such short positions could adversely affect future trading prices of the Class A common stock offered hereby. The underwriter and certain of its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions
Canada

(A)	Resale Restrictions
The distribution of the shares of Class A common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these shares of Class A common stock are made. Any resale of the shares of Class A common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of Class A common stock.

(B)	Representations of Canadian Purchasers
By purchasing the shares of Class A common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•
the purchaser is entitled under applicable provincial securities laws to purchase the shares of Class A common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

(C)	Conflicts of Interest
Canadian purchasers are hereby notified that Jefferies is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D)	Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these shares of Class A common stock in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E)	Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F)	Taxation and Eligibility for Investment
Canadian purchasers of the shares of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of Class A common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the Company under Section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.
To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
European Economic Area
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of Class A common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriter; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of Class A common stock shall require us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of shares of Class A common stock to the public” in relation to the shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe to the shares of Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Hong Kong
No shares of Class A common stock have been offered or sold, and no shares of Class A common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of Class A common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of Class A common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of Class A common stock will be required, and is deemed by the acquisition of the shares of Class A common stock, to confirm that he is aware of the restriction on offers of the shares of Class A common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of Class A common stock in circumstances that contravene any such restrictions.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of Class A common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, (the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriter will not offer or sell any shares of Class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of Class A common stock pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of Class A common stock.
United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS
The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriter by White & Case LLP, New York, New York.

EXPERTS
The consolidated financial statements of Noodles & Company incorporated by reference in the Noodles & Company Annual Report (Form 10-K) for the year ended December 29, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. In addition, certain information is incorporated by reference into this prospectus as described under “Incorporation of Certain Documents by Reference.”
A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.
We are subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, we file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.
We also furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at http://investor.noodles.com. You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act with or to the SEC, free of charge at our website as soon as reasonably practicable after this material is electronically filed with, or furnished to, the SEC. The reference to our website or web address does not constitute incorporation by reference of the information contained at that site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in our common stock. We are incorporating by reference the documents listed below:

•
our Annual Report on Form 10-K for the year ended December 29, 2015, as filed with the SEC on March 1, 2016 (including the portions of our Definitive Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders, as filed with the SEC on March 24, 2016, incorporated by reference therein);

•	our Quarterly Report on Form 10-Q for the quarter ended March 29, 2016, as filed with the SEC on May 4, 2016;

•	our Quarterly Report on Form 10-Q for the quarter ended June 28, 2016, as filed with the SEC on August 5, 2016;

•	our Quarterly Report on Form 10-Q for the quarter ended September 27, 2016, as filed with the SEC on November 7, 2016; and

•
our Current Reports on Form 8-K as filed with the SEC on February 26, 2016 (two filings), March 7, 2016, April 26, 2016, May 6, 2016, July 20, 2016, July 26, 2016 (excluding Item 2.02 and Exhibit 99.1 thereunder), February 9, 2017 (excluding Item 2.02) and February 9, 2017 (excluding Item 2.02, Item 7.01 and Exhibit 99.1).

Notwithstanding the foregoing, no information is incorporated by reference in this prospectus supplement and the accompanying prospectus where such information under applicable forms and regulations of the SEC is not deemed to be “filed” under Section 18 of the Exchange Act or otherwise subject to the liabilities of that section (such as, without limitation, the information furnished under Item 2.02 or Item 7.01 in any Current Report on Form 8-K), unless we indicate in the report or filing containing such information that the information is to be considered “filed” under the Exchange Act or is to be incorporated by reference in this prospectus supplement and the accompanying prospectus.
Copies of these filings are available at no cost on our website, http://investor.noodles.com. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us at (720) 214-1900. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Noodles & Company
Attention: Corporate Secretary
520 Zang Street, Suite D
Broomfield, CO 80021
(720) 214-1900
Any statements contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded.

$32,000,000

Noodles & Company

Class A Common Stock
________________________________________________________________

PRELIMINARY PROSPECTUS
______________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Jefferies

, 2017
________________________________________________________________

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all expenses, other than underwriting discounts and commission, paid or payable by the Registrant in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$4,265
FINRA filing fee	6,020
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	150,000
Blue sky fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees expenses	*
Total	$*
______________________________
*     Certain expenses are not presently known. To be completed by amendment.

Item 14. Indemnification of Directors and Officers.
Registrant is a Delaware corporation. Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
Further subsections of DGCL Section 145 provide that:

(1)
to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)
the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)
the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.
Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Registrant’s Second Amended and Restated Bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, registrant will indemnify any and all of its officers and directors.
Registrant’s Amended and Restated Certificate of Incorporation relieves its directors from monetary damages to Registrant or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.
Registrant has purchased insurance policies which, within the limits and subject to the terms and conditions thereof, cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Registrant.
Pursuant to the Securities Purchase Agreement filed as Exhibit 10.27 to this registration statement, the Registrant has agreed to indemnify Catterton-Noodles, LLC against civil liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

Pursuant to the letter agreement with Argentia Private Investments Inc. (“Argentia”) filed as Exhibit 10.28 to this registration statement, the Registrant has agreed to indemnify Argentia in limited circumstances for losses incurred by Argentia or its affiliates that arise out of the private placement transaction between Noodles & Company and Catterton Noodles, LLC that occurred on February 8, 2017.

Item 15. Recent Sales of Unregistered Equity Securities.

Since January 1, 2014, the Registrant has made the sales of unregistered securities described below.

Argentia conversion

On March 3, 2014, Argentia converted 4,770,542 shares of Class B common stock it owned into the same number of shares of Class A common stock. The Registrant issued the shares of Class A common stock pursuant to the exemption from the registration requirements afforded by Section 3(a)(9) of the Securities Act.

Private placement

On February 8, 2017, the Registrant entered into a securities purchase agreement with Catterton-Noodles, LLC (“L Catterton”), pursuant to which it agreed, in return for aggregate gross proceeds of $18.5 million, to sell to L Catterton an aggregate of (i) 18,500 shares of Series A Convertible Preferred Stock, par value $0.01 per share, convertible into 4,252,873 shares of Class A common stock (the “PIPE securities”), at a purchase price of $1,000 per share and convertible into shares of Class A common stock at a price per share of $4.35, plus (ii) warrants (the “PIPE warrants”) exercisable for five years beginning six months following their issuance for the purchase of 1,913,793 shares of Class A common stock at a price per share of $4.35. The PIPE securities will rank senior to any other class or series of the Registrant’s equity, including its common stock. The PIPE securities will be entitled to a priority cash payment in the event of its liquidation, dissolution or winding-up.

Each share of the PIPE securities is initially convertible, subject to certain terms and conditions, at a conversion price of $4.35, which is equal to the closing bid price for the Registrant’s Class A common stock on February 7, 2017 and is subject to adjustment for dividends, certain distributions, stock splits, combinations, reclassifications, recapitalizations and similar events. Additionally, holders of the PIPE securities also enjoy customary equity participation rights, voting rights on an as-converted basis, customary anti-dilution provisions, customary information rights and registration rights with related monetary penalties.

The Registrant issued and sold the PIPE securities and the PIPE warrants in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving a public offering. The PIPE securities, the PIPE warrants or the shares of Class A common stock issuable upon conversion or exercise, as applicable, may not be re-offered or sold in the United States absent an effective registration statement or an exemption from the registration requirements under applicable federal and state securities laws.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Reference is made to the attached Exhibit Index.
(b)	No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broomfield, State of Colorado, on February 9, 2017.

NOODLES & COMPANY

By: /s/ DAVE BOENNIGHAUSEN
Dave Boennighausen
Chief Financial Officer and Interim Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dave Boennighausen and Paul A. Strasen, and each of them, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVE BOENNIGHAUSEN
Dave Boennighausen	Director, Chief Financial Officer and Interim Chief Executive Officer (principal executive officer and principal financial officer)	February 9, 2017
/s/ KATHY LOCKHART
Kathy Lockhart	Vice President and Controller (principal accounting officer)	February 9, 2017
/s/ ROBERT HARTNETT
Robert Hartnett	Chairman	February 9, 2017
/s/ SCOTT DAHNKE
Scott A. Dahnke	Director	February 9, 2017
/s/ FRANCOIS DUFRESNE
François Dufresne	Director	February 9, 2017
/s/ JEFFREY JONES
Jeffrey Jones	Director	February 9, 2017
/s/ JOHANNA MURPHY
Johanna Murphy	Director	February 9, 2017
/s/ JAMES RAND
James Rand	Director	February 9, 2017
/s/ ANDREW TAUB
Andrew Taub	Director	February 9, 2017

EXHIBIT INDEX

		Description of Exhibit Incorporated Herein by Reference
Exhibit Number	Exhibit Description	Form	File No.	Filing Date	Exhibit Number	Filed Herewith

1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation	S-1	333-192402	November 19, 2013	3.1
3.2	Second Amended and Restated Bylaws	8-K	001-35987	August 21, 2015	3.1
4.1	Specimen Stock Certificate	S-1/A	333-188783	June 17, 2013	4.1
4.2	Certificate of Designations for Series A Convertible Preferred Stock	8-K	001-35987	February 9, 2017	4.1
4.3	Form of Warrant to Purchase Class A Common Stock	8-K	001-35987	February 9, 2017	4.2
5.1	Opinion of Gibson, Dunn & Crutcher LLP					X
10.1	Noodles & Company Amended and Restated 2010 Stock Incentive Plan	S-1/A	333-188783	June 17, 2013	10.1
10.2	Noodles & Company 2013 Employee Stock Purchase Plan	S-1/A	333-188783	June 17, 2013	10.2
10.3	Registration Rights Agreement, dated December 27, 2010, by and among Noodles & Company and certain of its stockholders	S-1/A	333-188783	June 17, 2013	10.3
10.4	Amendment No. 1 to Registration Rights Agreement, dated as of July 8, 2014, among Noodles & Company and certain of its stockholders	10-Q	001-35987	November 6, 2014	10.1
10.5	Amended and Restated Credit Agreement, dated as of November 22, 2013, among Noodles & Company, the other Loan Parties thereto, Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender and the other lenders party thereto	8-K	001-35987	November 26, 2013	10.1
10.6	Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of June 4, 2015, among Noodles & Company, the other Loan Parties party thereto, the lenders thereto and Bank of America, N.A., as Administrative Agent, L/C Issuer and Swingline Lender	8-K	001-35987	June 5, 2015	10.10
10.7	Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of November 24, 2015, by and among Noodles & Company, each of the Guarantors signatory thereto, Bank of America, N.A., as administrative agent and the lenders signatory thereto	8-K	001-35987	November 24, 2015	10.10

10.8	Amendment No. 3 to Amended and Restated Credit Agreement, dated as of August 2, 2016, by and among Noodles & Company, each of the Guarantors signatory thereto, Bank of America, N.A., as administrative agent and the lenders signatory thereto	10-Q	001-35987	August 5, 2016	10.2
10.9	Amendment No. 4 to Amended and Restated Credit Agreement, dated as of November 4, 2016, by and among Noodles & Company, each of the Guarantors signatory thereto, Bank of America, N.A., as administrative agent and the lenders signatory thereto	10-Q	001-35987	November 7, 2016	10.3
10.10	Amendment No. 5 to Amended and Restated Credit Agreement, dated as of February 9, 2017, by and among Noodles & Company, each of the Guarantors signatory thereto, Bank of America, N.A., as administrative agent and the lenders signatory thereto	8-K	001-35987	February 9, 2017	10.2
10.11	Security Agreement, dated February 28, 2011, by and between Noodles & Company and Bank of America, N.A., as administrative agent	S-1	333-188783	May 23, 2013	10.13
10.12	Pledge Agreement, dated February 28, 2011, by and between Noodles & Company and Bank of America, N.A., as administrative agent	S-1	333-188783	May 23, 2013	10.14
10.13	Form of Indemnification Agreement by and between Noodles & Company and each of its directors and executive officers	S-1/A	333-188783	June 17, 2013	10.15
10.14	Form of Area Development Agreement	S-1	333-188783	May 23, 2013	10.16
10.15	Form of Franchise Agreement	S-1	333-188783	May 23, 2013	10.17
10.16	Severance Agreement with Dave Boennighausen, dated December 19, 2012	10-K	001-35987	March 7, 2014	10.1
10.17	Employment Agreement, dated June 7, 2013, by and between Noodles & Company and Kevin Reddy	S-1/A	333-188783	June 17, 2013	10.20
10.18	Noodles & Company Compensation Plan for Non-Employee Directors Amended and Restated July 25, 2016	10-Q	001-35987	November 7, 2016	10.1
10.19	The Executive Nonqualified “Excess” Plan Adoption Agreement, adopted by Noodles & Company on May 16, 2013	S-1/A	333-188783	June 17, 2013	10.22
10.20	Amended and Restated Stockholders Agreement, dated as of July 2, 2013, among Noodles & Company, Catterton-Noodles, LLC and Argentia Private Investments Inc.	S-1	333-192402	November 19, 2013	10.18

10.21	Severance Agreement with Paul Strasen, dated January 24, 2011	10-K	001-35987	March 1, 2016	10.20
10.22	Interim Chief Executive Officer Letter Agreement, dated July 25, 2016, between Noodles & Company and Dave Boennighausen	8-K	001-35987	July 26, 2016	10.1
10.23	Indemnification Agreement, dated July 25, 2016, between Noodles & Company and Robert M. Hartnett	8-K	001-35987	July 26, 2016	10.2
10.24	Release Agreement, dated July 25, 2016, between Noodles & Company and Kevin Reddy	8-K	001-35987	July 26, 2016	10.3
10.25	Offer Letter, dated July 25, 2016, between Noodles & Company and Robert Hartnett	10-Q	001-35987	November 7, 2016	10.7
10.26	Offer Letter, dated July 3, 2016, between Noodles & Company and Victor R. Heutz	10-Q	001-35987	November 7, 2016	10.8
10.27	Securities Purchase Agreement, dated as of February 8, 2017, between Noodles & Company and Catterton-Noodles, LLC	8-K	001-35987	February 9, 2017	10.1
10.28	Letter Agreement, dated February 8, 2017, between Noodles & Company and Argentia Private Investments Inc.	8-K	001-35987	February 9, 2017	10.3
21.1	List of Subsidiaries of Noodles & Company	10-K	001-35987	March 1, 2016	21.1
23.1	Consent of Ernst & Young LLP					X
23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)					X
24.1	Power of Attorney (included on page II-5 hereof)					X
_________________
*     To be filed by amendment.